HAMPTON INDUSTRIES, INC.
NOTES TO  CONSOLIDATED FINANCIAL STATEMENTS

(Information as of March 30, 1996 and April 1, 1995 is unaudited.)

1.  BASIS OF PRESENTATION

The consolidated balance sheets as of March 30, 1996 and April 1, 1995 and the consolidated statements of operations for the thirteen-week periods then ended have been prepared by the Company, without audit. In the opinion of management, all adjustments (which include only normal recurring adjustments) necessary to present fairly the financial position, results of operations and cash flows at March 30, 1996 and for all periods presented have been made.

Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. It is suggested that these condensed consolidated financial statements be read in conjunction with the audited financial statements and notes thereto included in the Company's December 30, 1995 annual report to shareholders. The results of operations for the period ended March 30, 1996 are not necessarily indicative of the operating results for the full year.

Certain reclassifications have been made to the comparative period consolidated financial statements to conform to classifications used at March 30, 1996.

2.  INVENTORIES

Inventories consist of the following:
                              March 30,     April 1,    December 30,
                                1996          1995         1995
                            ------------  ------------  ------------
Finished goods              $ 33,118,478  $ 29,937,556  $ 37,092,349
Work-in-process                4,978,183     8,079,442     4,041,951
Piece goods                    5,796,819    12,594,087     4,118,109
Supplies and other             1,162,671     2,013,688     1,062,522
                            ------------  ------------  ------------
                            $ 45,056,151  $ 52,624,773  $ 46,314,931

Inventories are stated at the lower-of-cost or market. Cost is determined primarily by the last-in, first-out method (LIFO). The LIFO method results in a better matching of cost and revenues. At March 30, 1996, April 1, 1995, and December 30, 1995, inventories at LIFO were approximately $5,862,000, $5,790,000 and $5,084,000 lower, respectively, than they would have been had the first-in, first-out method of determining cost been used. The LIFO valuation method had the effect of increasing the net loss by $492,300 ($.11 per share) and by $332,600 ($.07 per share) for the thirteen weeks ended March 30, 1996 and April 1, 1995, respectively.

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3.  OTHER CURRENT ASSETS

Included in other current assets are estimated tax refunds of approximately $1,097,000 at March 30, 1996, $232,000 at
April 1, 1995 and $1,083,000 at December 30, 1995.

4.  BANK AGREEMENT

On May 3, 1996, Hampton Industries, Inc. entered into a new credit facility ("New Facility") with BNY Financial Corporation, as Agent. The New Facility provides for a maximum line of credit of $100,000,000, which includes both direct loans and letters of credit. The initial proceeds of the New Facility were used to repay the outstanding indebtedness under the Company's previously existing bank line of credit.

Availability under the New Facility is based on a formula of eligible accounts receivable and eligible inventory and provides for a seasonal overadvance of up to $23,000,000 within the $100,000,000 maximum line of credit. Direct borrowings bear interest at the London Interbank Offered Rate or the Prime Rate, at the option of the Company, plus the applicable margin (as defined on the New Facility). Borrowings are collateralized by accounts receivable, inventory and general intangibles of the Company and its subsidiaries. The New Facility expires in May 1999.

The New Facility contains financial covenants, including but not limited to tangible net worth and interest coverage, and restricts fixed asset purchases. It does not allow for the payment of cash dividends. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 1/4% of 1% per annum on the unused portion of the total facility plus certain other administrative costs.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Results of Operations

Over the past year the Company has implemented several programs that have had an impact on its operations. With an increasing amount of products being sourced in both the Caribbean basin as well as in lesser developed countries throughout the world, the Company has been able to reduce its excess domestic production capacity by closing several domestic production facilities. Contracts for imports are negotiated in
U. S. Dollars which eliminates the exposure to foreign exchange currency risks. Several major customers have had signigicant programs with the Company which were extremely price sensitive. Due to the Company's establishment of specific goals which set minimum acceptable profit margins, several of these programs have been discontinued. Branded apparel is generally imported and continues to grow in importance to the Company. The Company has also become the licensee for a line of men's loungewear by Ron Chereskin Studios, as well as, expanded the Rawlings license to include boys and women's activewear. However, these new lines will not contribute to sales until 1997.

I-5

The following table summarizes the operating data for the
periods indicated:
                                         Thirteen Weeks Ended
                                         March 30,   April 1,
                                           1996        1995
                                         ---------  ---------
Net sales                                  100.0%     100.0%
 Cost of products sold                      78.6       80.2
 Selling, general and administrative        21.1       19.2
 Equity in earnings of
  unconsolidated affiliates                   -          -
 Gain on disposal of assets                  (.4)       (.1)
                                         ---------  ---------
Operating income                              .7         .7
 Interest                                    1.8        1.4
                                         ---------  ---------
Loss before income tax
 benefit                                    (1.1)       (.7)
Income tax benefit                           (.4)       (.2)
                                         ---------  ---------
 Net loss                                    (.7)%      (.5)%
                                         =========  =========

THIRTEEN WEEKS ENDED MARCH 30, 1996 AS COMPARED TO THE
THIRTEEN WEEKS ENDED APRIL 1, 1995

Net sales declined by 10.3% during the period. Dozens shipped declined by 16.4% which was offset by a 7.2% increase in average selling price per dozen. The "Nautica for Boys" and "Rawlings" line of branded apparel comprised a significant portion of the increase in the average selling prices. Also, these two lines combined totalled 35.9% of the Company's sales for the period as compared to 17.7% in the comparable period last year.

Gross profit margin for the period increased from 19.8% to 21.4%. Therefore, gross profit only declined slightly for the period. Operating expenses were basically the same as in the prior period in spite of higher royalty fees due to the growth in sales referred to above. As a result of restructuring and reorganization of certain functions, other categories of expenses had large declines. The most significant declines related to compensation along with the related cost of benefits.

The increase in interest was primarily due to higher average borrowings during the current period as compared to the same quarter last year.

Liquidity and Capital Resources

Total bank borrowings amounted to $20,850,000 at March 30, 1996 as compared to $24,450,000 on April 1, 1995 and $19,600,000 on December 30, 1995. Outstanding letters of credit amounted to $31,825,000 at March 30, 1996 as compared to $37,420,000 on
April 1, 1995 and $27,465,000 on December 30, 1995.

On May 3, 1996, Hampton Industries, Inc. entered into a new credit facility ("New Facility") with BNY Financial Corporation, as Agent. The New Facility provides for a maximum line of credit of $100,000,000, which includes both direct loans and letters of credit. The initial proceeds of the New Facility were used to repay the outstanding indebtedness under the Company's previously existing bank line of credit.

I-6

Availability under the New Facility is based on a formula of eligible accounts receivable and eligible inventory and provides for a seasonal overadvance of up to $23,000,000 within the $100,000,000 maximum line of credit. Direct borrowings bear interest at the London Interbank Offered Rate or the Prime Rate, at the option of the Company, plus the applicable margin (as defined on the New Facility). Borrowings are collateralized by accounts receivable, inventory and general intangibles of the Company and its subsidiaries. The New Facility expires in May 1999.

The New Facility contains financial covenants, including but not limited to tangible net worth and interest coverage, and restricts fixed asset purchases. It does not allow for the payment of cash dividends. The Company is not required to maintain compensating balances, however, it is required to pay a fee of 1/4% of 1% per annum on the unused portion of the total facility plus certain other administrative costs.

Net cash used in operating activities significantly improved from the prior period by approximately $13,237,000. In the prior period, inventories were growing at a substantial rate. In the current period, inventories have reduced due to lower sales volume and better inventory management. A portion of the growth in inventories in the prior period was financed by an increase in accounts payable and accrued liabilities. Due to a lower level of domestic manufacturing activities, accounts payable and accured liabilities have declined since December 30, 1995, by approximately $1,707,000. The decrease in sales during the current period has reduced the level of accounts receivables by approximately $3,970,000 compared to the prior year. Due to the operating loss recorded for the year ending December 30, 1995, there were no substantial tax payments in the current period. In the prior period, payments for taxes amounted to $1,191,000 due to the operating profits reported for the year ending December 31, 1994.

Investing activities include normal replacements of machinery and equipment and building improvements. Expenditures during the period have been financed from the proceeds of the sales of certain assets. There are no major expenditures planned for the remainder of 1996. The increase in other assets is primarily due to deferred financing costs related to the new credit facility, which will be amortized over the term of the new agreement.

Financing activities report the changes in bank and other debt. In the prior period, bank borrowings increased substantially as a result of the significant growth in inventories. During the current period, bank debt has remained relatively constant.

The Company's backlog of orders at March 30, 1996 was approzimately $93,307,000 as compared to $130,285,000 in the prior year. A change in the buying patterns of our customers, a planned reduction in the current year sales of approximately 10% and a change in product mix being sold have all combined to cause this reduction in the backlog. Management believes that the sales to date, the order backlog and anticipated new orders will be sufficient to meet the sales goals for the Company.

Management believes the credit available under the new credit facility, together with the cash expected to be generated from operations, is adequate to meet the Company's financing requirements for the foreseeable future.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunder duly authorized.

                              HAMPTON INDUSTRIES, INC.
                              Registrant

                              S/STEVEN FUCHS
                              ________________________
                              Steven Fuchs, President


                              S/ROBERT J. STIEHL, JR.
                              ________________________
                              Robert J. Stiehl, Jr.,
                              Executive Vice President - Operations
                              and Chief Financial Officer

                              Date: May 13, 1996
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